

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Robert DeLucia
Chief Financial Officer
SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota 55401

> **Re: SharpLink Gaming Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response filed July 28, 2023**
> **File No. 000-28950**

Dear Robert DeLucia:

We have reviewed your July 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2023 letter.

Amended Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note your response to comment 1, however, the fact that the registrant was a foreign private issuer (FPI) during 2022 has no impact on the form requirements of registration statements on Form S-1 and Form S-4 filed during 2023 after the registrant's loss of FPI status. These form requirements include the filing of financial information required by Rule 8-04 and Article 11 of Regulation S-X, which would include financial statements of SportsHub for the latest required interim period that preceded the acquisition and the corresponding period of the prior year. The previously filed interim financial statements for the period ended June 30, 2022 and 2021 would not meet the requirements.

2. We note your response to comment 2. To help us better understand the transaction please tell us:
    - The percentage of Sharplink Gaming Ltd. voting stock owned by former SportsHub shareholders. This percentage should include the 8,893,803 ordinary shares of SharpLink distributed prior to the merger.
    - Besides VP of Fantasy Sports, tell us if former managers of SportsHub hold any other positions in the Company.
    - Tell us if any of the current board members were associated with SportsHub prior to the acquisition.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology